Exhibit 16.1

June 28, 2006

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Devcon International Corp. (“Devcon”) and, under the date of April 15, 2006, we reported on the consolidated financial statements of Devcon as of and for the years ended December 31, 2005 and 2004. On June 26, 2006, our appointment as principal accountants was terminated.

We have read Devcon’s statements included under Item 4.01 of its Form 8-K, dated June 26, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Devcon’s statements that the decision to dismiss KPMG was unanimously determined and recommended by the Audit Committee of the Company’s Board of Directors and approved by the Company’s Board of Directors and the statements in the sixth and seventh paragraphs.

Very truly yours,

/s/ KPMG LLP

Fort Lauderdale, Florida